Exhibit 4.3

EXECUTION VERSION

SUPPLEMENTAL INDENTURE

MEDICIS PHARMACEUTICAL CORPORATION

1.375% Convertible Senior Notes due 2017

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF DECEMBER 11, 2012

Deutsche Bank Trust Company Americas as Trustee

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE (“Supplemental Indenture”) dated as of December 11, 2012, between Medicis Pharmaceutical Corporation, a Delaware corporation (the “Company”), and Deutsche Bank Trust Company Americas, a New York banking corporation (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of May 16, 2012 (the “Base Indenture”), and to an appurtenant supplemental indenture, dated as of May 16, 2012 (the “First Supplemental Indenture,” and the Base Indenture, as amended, modified or supplemented by the First Supplemental Indenture being referred to as the “Indenture”), pursuant to which the Company issued its 1.375% Convertible Senior Notes due 2017 (the “Notes”);

WHEREAS, on September 2, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Valeant Pharmaceuticals International, a Delaware corporation (“Valeant”), Valeant Pharmaceuticals International, Inc., a Canadian corporation, and Merlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Valeant (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as a wholly owned subsidiary of Valeant;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of Class A Common Stock of the Company will be converted into the right to receive $44.00 in cash, without interest and less any applicable withholding taxes;

WHEREAS, in connection with the foregoing, Section 8.07(a) of the First Supplemental Indenture provides that the Company shall execute a supplemental indenture providing that each Note shall, without the consent of any Holder of Notes, become convertible into the kind and amount of cash, securities or other property or assets receivable upon the Merger by a holder of a number of shares of Class A Common Stock deliverable upon conversion of such Note; and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

Definitions

Section 1.01 General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01 Daily VWAP and Closing Sale Price. The definition of the Closing Sale Price with respect to Class A Common Stock in the Indenture is hereby deleted and replaced in its entirety with the following:

“Closing Sale Price” means, with respect to Class A Common Stock, $44.00.

Section 2.02 Make-Whole Adjustment Event and Additional Shares. The definition of the Additional Shares due to the Holders of Notes upon a Make-Whole Adjustment Event is hereby deleted and replaced in its entirety with the following:

“Additional Shares” means 3.6054 shares of Class A Common Stock.

Section 2.03 Conversion of Notes. In accordance with Section 8.07 of the Indenture and the Officer’s Certificate, dated December 11, 2012, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such Notes by reference to the kind and amount of cash, securities or other property or assets that a holder of a number of shares of Class A Common Stock equal to the Conversion Rate as a result of the Merger would have owned or been entitled to receive (the “Reference Property”), which, in the case of a conversion in connection with a Make-Whole Adjustment Event will be cash equal to $1,093.32 per $1,000 principal amount of Notes (the “Conversion Obligation”) based on a Conversion Rate equal to (i) 21.2427 plus (ii) the Additional Shares, or 24.8481 shares. Accordingly, any reference to a share of Class A Common Stock in the Indenture shall be deemed a reference to a right to receive an amount in cash equal to $44.00, and the provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property.

ARTICLE 3

Miscellaneous Provisions

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05 Severability. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.08 Governing Law. This Supplemental Indenture shall be construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Section 3.09 Counterpart Signatures. This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

MEDICIS PHARMACEUTICAL CORPORATION

By:	/s/ Richard D. Peterson
	Name:	Richard D. Peterson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	Deutsche Bank National Trust Company

By:	/s/ Jeffrey Schoenfeld
Name: Jeffrey Schoenfeld
Title: Associate

By:	/s/ Kelvin Vargas
Name: Kelvin Vargas
Title: Associate